Consent of Wisan, Smith, Racker & Prescott, LLP, Independent Auditors


We consent to the use in this Annual Report (Form 10-KSB) of Galaxy Enterprises, Inc. and Subsidiary of our report dated March 19, 1999, included in the 1998 Annual Report to Shareholders of Galaxy Enterprises, Inc. and Subsidiary.

Our audit also included the financial data schedule of Galaxy Enterprises, Inc. and Subsidiary, listed in Item 13(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, the financial data schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                             Wisan, Smith, Racker & Prescott LLP

Salt Lake City, Utah
March 31, 1999